                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                               ----------------


                                  FORM 11-K



                  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                     THE SECURITIES EXCHANGE ACT OF 1934




                     For the year ended December 31, 1998




                        AFLAC INCORPORATED 401(k) PLAN

                               1932 Wynnton Road
                            Columbus, Georgia 31999




     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  AFLAC INCORPORATED 401(k) PLAN



Date:  June 23, 1999              By:  /s/ Angela S. Hart
                                      ----------------------------------
                                       Angela S. Hart
                                       Senior Vice President,
                                       Director of Human Resources

                      AFLAC INCORPORATED 401(k) PLAN



                             Table of Contents
                             -----------------
                                                                    Page
                                                                    ----


Independent Auditors' Report                                           1

Statements of Net Assets Available for Plan Benefits                   2

Statements of Changes in Net Assets Available for
  Plan Benefits                                                        3

Notes to Financial Statements                                       4-15

Item 27a - Schedule of Assets Held for Investment Purposes            16

Item 27d - Schedule of Reportable Transactions                        17

Exhibit 23 - Independent Auditors' Consent                            18

                           INDEPENDENT AUDITORS' REPORT


The Administrative Committee
AFLAC Incorporated 401(k) Plan:


We have audited the accompanying statements of net assets available for plan benefits of the AFLAC Incorporated 401(k) Plan (the Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the AFLAC Incorporated 401(k) Plan at December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements of the AFLAC Incorporated 401(k) Plan taken as a whole. The supplementary information included in Schedules 1 and 2 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management.
Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                              KPMG LLP



May 28, 1999
Atlanta, GA

                      AFLAC INCORPORATED 401(k) PLAN

            Statements of Net Assets Available for Plan Benefits

                                December 31,

                                                    1998            1997
                                                 ----------      ----------
Assets:
  Investments (Note 5):
    Money market funds                          $ 2,024,987     $ 1,781,116
    Mutual funds (cost $17,809,985 in
     1998, $15,038,049 in 1997)                  19,143,312      16,665,210
    AFLAC Incorporated common stock
     (cost $11,266,152 in 1998,
     $8,086,594 in 1997)                         29,150,111      15,604,603
    Participants' notes receivable                1,799,636         938,509
                                                 ----------      ----------
         Total investments                       52,118,046      34,989,438
                                                 ----------      ----------

  Receivables:
    Employer contributions                          126,314          89,549
    Accrued interest and dividends                   14,269               -
                                                 ----------      ----------
         Total receivables                          140,583          89,549
                                                 ----------      ----------

  Cash                                              591,344       1,285,429
                                                 ----------      ----------

         Total assets                            52,849,973      36,364,416
                                                 ----------      ----------

Liabilities:
  Excess employee contributions payable               4,627          13,650
  Other                                              80,152         905,531
                                                 ----------      ----------

         Total liabilities                           84,779         919,181
                                                 ----------      ----------

         Net assets available for
          plan benefits                         $52,765,194     $35,445,235
                                                 ==========      ==========


See accompanying Notes to Financial Statements.


                      AFLAC INCORPORATED 401(k) PLAN

      Statements of Changes in Net Assets Available for Plan Benefits

                          Years ended December 31,

                                                1998               1997
                                             ----------         ----------
Contributions:
  Participant withholdings                  $ 3,879,310        $ 3,583,036
  Participant transfers
   from other plans                             217,499            133,462
  Employer matching                           2,051,943          1,536,531
                                             ----------         ----------
    Total                                     6,148,752          5,253,029

Interest and dividend income                  1,530,165          1,391,039
Net realized gains on sale
 of investments                               1,809,024          8,323,481
Change in net unrealized appreciation
 (depreciation) on investments               10,072,116         (1,775,165)
Distributions to participants                (2,169,422)        (3,115,052)
Forfeitures                                     (70,676)          (108,771)
Transfer of Broadcast Division
 Plan assets                                          -        (10,357,501)
                                             ----------         ----------
    Increase (decrease) in net assets        17,319,959           (388,940)

Net assets available
 for plan benefits:
  Beginning of year                          35,445,235         35,834,175
                                             ----------         ----------

  End of year                               $52,765,194        $35,445,235
                                             ==========         ==========


See accompanying Notes to Financial Statements.



                      AFLAC INCORPORATED 401(k) PLAN

                       Notes to Financial Statements
                        December 31, 1998 and 1997


(1)  DESCRIPTION OF THE PLAN

     The AFLAC Incorporated 401(k) Plan (the Plan) was established for the benefit of the employees of AFLAC Incorporated and related companies, American Family Life Assurance Company of Columbus (excluding Japan Branch employees), American Family Life Assurance Company of New York, AFLAC Broadcast Division, AFLAC International, Inc., and Communicorp, Inc. The AFLAC Broadcast Division was sold in 1997. All Plan assets related to the broadcast division were transferred to a trust established by the purchaser.

     The following description provides only general information.
Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     (a)  GENERAL.

          The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

          Eligible employees may voluntarily participate in the Plan on the first day of the month which coincides with or next follows the completion of thirty days of employment.

          The Plan is administered by a plan administrator appointed by the Company's Board of Directors. All Plan expenses are paid by the Company.

     (b)  CONTRIBUTIONS.

          Contributions to the Plan are made by both participants and the Company. For the years 1998 and 1997, participants could contribute through payroll deductions from 1% to 22% and 1% to 18%, respectively, of their aggregate compensation, subject to certain limitations. The first 1% to 6% of participants' compensation contributed may be subject to a percentage matching contribution by the Company. For the years ended December 31, 1998 and 1997, the Company's matching contribution was 50% of the portion of the participants' contributions, which were not in excess of 6% of the participants' compensation.

     (c)  PARTICIPANT ACCOUNTS.

          An account is maintained for each participant and is credited with participant contributions and investment earnings/losses thereon. Contributions may be invested in one or more of the investment funds available under the Plan at the direction of the participant. A separate account is maintained with respect to each participant's interest in the Company's matching contributions. Amounts in this account are apportioned and invested in the same manner as the participant's account.

     (d)  VESTING.

          Participants are 100% vested in their contributions plus actual investment earnings/losses thereon.

          Participants become vested in the Company's contribution according to the following schedule.

                    Years of Service       Vested Percentage
                    ----------------       -----------------
                       Less than 1                 0%
                           1                      20%
                           2                      40%
                           3                      60%
                           4                      80%
                       5 or more                 100%


          A participant's interest in the Company's contributions is also vested upon termination either because of death or disability or after attaining his/her early retirement date or normal retirement age. Participants forfeit the portion of their interest which is not vested upon termination of employment. These forfeitures reduce the Company's matching contribution.

     (e)  DISTRIBUTIONS.

          Participants may receive a distribution equal to the vested value of their account upon death, disability, retirement, or termination of either the participant's employment or the Plan. Distributions may only be made in the form of a lump-sum cash payment and/or AFLAC Incorporated common stock.

          The Plan permits in-service withdrawals for a participant who is 100% vested in the Company's contribution and has attained age 60.

     (f)  LOANS

          Participants are allowed to borrow from their accounts. The minimum amount of any loan is $1,000. The maximum amount of any loan is such that when the amount of the loan is added to the outstanding balance of all other loans made to the participant from the Plan (and any other plans maintained by the employer or any related companies) the total does not exceed the lesser of:

            a. 50% of the participant's vested accrued benefit (as
               defined in the Plan); or

            b. $50,000, reduced by the amount, if any, of the highest
               balance of all outstanding loans to the participant during the one-year period ending on the day prior to the day on which the loan is made.

     (g)  AGREEMENTS WITH TRUSTEE.

          The assets of the Plan are held in a trust maintained by Charles Schwab Trust Company.

(2)  SUMMARY OF ACCOUNTING POLICIES

     (a)  BASIS OF PRESENTATION.

          The accompanying statements of net assets and changes in net assets have been prepared on the accrual basis of accounting.

     (b)  INVESTMENTS.

          Investments are stated at fair value based upon quotations obtained from national security exchanges or the value as determined by the managers of the money market and mutual funds. Securities transactions are accounted for on the trade date (the date the order to buy or sell is executed). Realized gains and losses on the sale of investments are calculated based on the difference between selling price and cost on an average cost basis.


(3)  FEDERAL INCOME TAXES

     The Internal Revenue Service has determined and informed the Company by a letter dated August 7, 1997, that the Plan and related trust are in accordance with applicable sections of the Internal Revenue Code.

     Participants in the Plan are not subject to Federal income taxes on their contributions, on amounts contributed by the employer, or on earnings or appreciation of investments held by the Plan until withdrawn by the participant or distributed to the participant's named beneficiary in the event of death.


(4)  PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.


(5)  INVESTMENT FUNDS

     The following tables show net assets available for plan benefits as of December 31, 1998 and 1997, and changes in net assets available for plan benefits for the years then ended by investment fund. The investments in the Dodge & Cox Balanced Fund, Dodge & Cox Stock Fund, Davis New York Venture Fund, Stein Roe Capital Opportunities Fund and AFLAC Incorporated Common Stock all exceeded five percent of the Plan's net assets available for plan benefits at December 31, 1998.

                                                  AFLAC INCORPORATED 401(k) PLAN

                                                   Notes to Financial Statements

                               Net Assets Available for Plan Benefits, Investment Fund Information
                                                          December 31, 1998

                              Schwab         Columbia          Dodge           Dodge           Davis         Stein Roe
                            Institutn'l     Fixed Income       & Cox           & Cox          New York        Capital
                             Advantage       Securities       Balanced         Stock          Venture        Opportuni-
                             Money Fund        Fund             Fund            Fund            Fund         ties Fund
                            ------------    ------------    ------------    ------------    ------------    ------------
Investments:
  Money market funds        $ 2,024,987     $         -     $         -     $         -     $         -     $         -
  Mutual funds                        -         546,197       3,520,134       6,662,405       4,770,025       3,015,186
  AFLAC Incorporated
   common stock                       -               -               -               -               -               -
  Participant notes
   receivable                         -               -               -               -               -               -
                             ----------      ----------      ----------      ----------      ----------      ----------
     Total investments        2,024,987         546,197       3,520,134       6,662,405       4,770,025       3,015,186


Receivables:
  Employer contributions         13,927           2,971          11,458          12,779          15,072          13,918
  Accrued interest
   and dividends                      -               -               -               -               -               -
  Loan repayments                 3,089             854           4,461           5,489           4,959           4,149
Cash                             37,828          11,140          43,421          49,985          55,656          55,561
Excess employee
 contributions payable             (246)            (94)           (443)           (592)           (579)           (568)
Other liabilities                    68              44           1,995             459             603             312
                             ----------      ----------      ----------      ----------      ----------      ----------
Net assets available
 for plan benefits          $ 2,079,653     $   561,112     $ 3,581,026     $ 6,730,525     $ 4,845,736     $ 3,088,558
                             ==========      ==========      ==========      ==========      ==========      ==========


                                                   (Continued on following page)


                                                               7

                                                  AFLAC INCORPORATED 401(k) PLAN

                                                   Notes to Financial Statements

                           Net Assets Available for Plan Benefits, Investment Fund Information  (continued)
                                                          December 31, 1998


                                Templeton           AFLAC         Participant         Cash
                                 Foreign        Incorporated         Notes             and
                                   Fund         Common Stock      Receivables         Other           Totals
                               ------------     ------------     ------------     ------------     ------------
Investments:
  Money market funds           $         -      $         -      $         -      $         -      $ 2,024,987
  Mutual funds                     629,365                -                -                -       19,143,312
  AFLAC Incorporated
   common stock                          -       29,150,111                -                -       29,150,111
  Participant notes
   receivable                            -                -        1,799,636                -        1,799,636
                                ----------       ----------       ----------       ----------       ----------
     Total investments             629,365       29,150,111        1,799,636                -       52,118,046


Receivables:
  Employer contributions             2,248           53,941                -                -          126,314
  Accrued interest and
   dividends                             -                -           14,269                -           14,269
  Loan repayments                      734           27,166          (50,901)               -                -
Cash                                 8,217          213,510                -          116,026          591,344
Excess employee
 contributions payable                (108)          (1,997)               -                -           (4,627)
Other liabilities                    1,624           28,547            2,222         (116,026)         (80,152)
                                ----------       ----------       ----------       ----------       ----------
Net assets available
 for plan benefits             $   642,080      $29,471,278      $ 1,765,226      $         -      $52,765,194
                                ==========       ==========       ==========       ==========       ==========





                                                                8

                                                  AFLAC INCORPORATED 401(k) PLAN

                                                   Notes to Financial Statements

                               Net Assets Available for Plan Benefits, Investment Fund Information
                                                          December 31, 1997

                              Schwab         Columbia          Dodge           Dodge           Davis         Stein Roe
                            Institutn'l     Fixed Income       & Cox           & Cox          New York        Capital
                             Advantage       Securities       Balanced         Stock          Venture        Opportuni-
                             Money Fund        Fund             Fund            Fund            Fund         ties Fund
                            ------------    ------------    ------------    ------------    ------------    ------------
Investments:
  Money market funds       $   1,781,116   $           -   $           -   $           -   $           -   $           -
  Mutual funds                         -         392,178       3,046,464       6,248,225       3,746,842       2,711,392
  AFLAC Incorporated
   common stock                        -               -               -               -               -               -
  Participant notes
   receivable                          -               -               -               -               -               -
                            ------------    ------------    ------------    ------------    ------------    ------------
     Total investments         1,781,116         392,178       3,046,464       6,248,225       3,746,842       2,711,392


Receivables:
  Employer contributions           5,163           1,911           8,659          11,114          10,508          12,496
Cash                              22,018           8,505          39,079          48,266          46,652          53,290
Excess employee
 contributions payable              (714)           (158)         (1,221)         (2,505)         (1,502)         (1,087)
Other liabilities:
  Accrued transfers                    -               -               -               -               -               -
  Other                           (9,222)            809             530           3,202           1,060           1,094
                            ------------    ------------    ------------    ------------    ------------    ------------
Net assets available
 for plan benefits         $   1,798,361   $     403,245   $   3,093,511   $   6,308,302   $   3,803,560   $   2,777,185
                            ============    ============    ============    ============    ============    ============


                                                   (Continued on following page)



                                                                9

                                                  AFLAC INCORPORATED 401(k) PLAN

                                                   Notes to Financial Statements

                           Net Assets Available for Plan Benefits, Investment Fund Information  (continued)
                                                          December 31, 1997


                             Templeton           AFLAC         Participant         Cash
                              Foreign        Incorporated         Notes             and
                                Fund         Common Stock      Receivables         Other           Totals
                            ------------     ------------     ------------     ------------     ------------
Investments:
  Money market funds       $           -    $           -    $           -    $           -    $   1,781,116
  Mutual funds                   520,109                -                -                -       16,665,210
  AFLAC Incorporated
   common stock                        -       15,604,603                -                -       15,604,603
  Participant notes
   receivable                          -                -          938,509                -          938,509
                            ------------     ------------     ------------     ------------     ------------
     Total investments           520,109       15,604,603          938,509                -       34,989,438


Receivables:
  Employer contributions           2,075           37,623                -                -           89,549
Cash                               8,713          164,305                -          894,601        1,285,429
Excess employee
 contributions payable              (208)          (6,255)               -                -          (13,650)
Other liabilities:
  Accrued transfers                    -                -                -         (880,549)        (880,549)
  Other                                -            5,393          (13,796)         (14,052)         (24,982)
                            ------------     ------------     ------------     ------------     ------------
Net assets available
 for plan benefits         $     530,689    $  15,805,669    $     924,713    $           -    $  35,445,235
                            ============     ============     ============     ============     ============






                                                               10

                                                 AFLAC INCORPORATED 401(k) PLAN
                                                  Notes to Financial Statements

                         Changes in Net Assets Available for Plan Benefits, Investment Fund Information
                                                  Year Ended December 31, 1998
                                                Schwab       Columbia        Dodge         Dodge         Davis
                                               Instit'nl     Fixed In-       & Cox         & Cox        New York
                                               Advantage     come Secu-     Balanced       Stock         Venture
                                               Money Fnd     rities Fnd       Fund          Fund          Fund
                                               ----------    ----------    ----------    ----------    ----------
Contributions:
  Participant withholdings                    $   206,101   $    78,461   $   371,219   $   495,921   $   485,798
  Participant transfers from other plans           14,015        10,578        39,770        10,349        34,354
  Employer matching                               155,716        39,485       192,379       241,802       239,549
Interest and dividend income                      105,121        39,579       311,672       615,643       106,997
Net realized gains on sale of investments               -         2,777        35,396        81,216       126,028
Change in net unrealized appreciation
 (depreciation) on investments                          -        (4,567)     (121,876)     (363,393)      361,660
Transfers                                          57,173        19,211      (156,346)     (268,315)        7,672
Distributions to participants                    (210,867)      (21,166)     (167,223)     (262,855)     (261,644)
Forfeitures                                       (11,464)         (833)       (4,534)       (3,277)       (8,160)
Participant notes receivable:
  New loans                                       (62,238)      (13,656)      (97,670)     (175,306)      (94,039)
  Loan payments                                    27,735         7,998        84,728        50,438        43,961
                                               ----------    ----------    ----------    ----------    ----------
    Net change                                    281,292       157,867       487,515       422,223     1,042,176
Net assets available for plan benefits at
 beginning of year                              1,798,361       403,245     3,093,511     6,308,302     3,803,560
                                               ----------    ----------    ----------    ----------    ----------
Net assets available for plan benefits at
 end of year                                  $ 2,079,653   $   561,112   $ 3,581,026   $ 6,730,525   $ 4,845,736
                                               ==========    ==========    ==========    ==========    ==========

    (Continued on following page)







                                                               11

                                                 AFLAC INCORPORATED 401(k) PLAN
                                                  Notes to Financial Statements

                     Changes in Net Assets Available for Plan Benefits, Investment Fund Information (continued)
                                                  Year Ended December 31, 1998
                                                   Stein Roe
                                                    Capital      Templeton        AFLAC         Partici-
                                                   Opportuni-     Foreign      Incorporated    pant Notes
                                                   ties Fund       Fund        Common Stock    Receivable      Totals
                                                   ----------    ----------    ------------    ----------    -----------
Contributions:
  Participant withholdings                        $   475,958   $    90,635    $  1,675,217   $         -   $  3,879,310
  Participant transfers from other plans               20,267         1,666          86,500             -        217,499
  Employer matching                                   238,026        44,899         900,087             -      2,051,943
Interest and dividend income                               24        65,827         151,966       133,336      1,530,165
Net realized gains on sale of investments              48,675        (6,625)      1,521,557             -      1,809,024
Change in net unrealized appreciation
 (depreciation) on investments                        (69,772)      (95,886)     10,365,950             -     10,072,116
Transfers                                            (309,606)       23,825         626,386             -              -
Distributions to participants                         (54,640)       (8,613)     (1,129,767)      (52,647)    (2,169,422)
Forfeitures                                            (4,563)         (697)        (36,964)         (184)       (70,676)
Participant notes receivable:
  New loans                                           (68,655)      (10,519)       (796,139)    1,318,222              -
  Loan payments                                        35,659         6,879         300,816      (558,214)             -
                                                   ----------    ----------    ------------    ----------     ----------
    Net change                                        311,373       111,391      13,665,609       840,513     17,319,959
Net assets available for plan benefits at
 beginning of year                                  2,777,185       530,689      15,805,669       924,713     35,445,235
                                                   ----------    ----------    ------------    ----------     ----------
Net assets available for plan benefits at
 end of year                                      $ 3,088,558   $   642,080   $  29,471,278   $ 1,765,226    $52,765,194
                                                   ==========    ==========    ============    ==========     ==========









                                                               12

                                                 AFLAC INCORPORATED 401(k) PLAN
                                                  Notes to Financial Statements

                         Changes in Net Assets Available for Plan Benefits, Investment Fund Information
                                                  Year Ended December 31, 1997
                               Schwab    Columbia      Dodge       Dodge        Davis    Stein Roe
                             Instit'nl   Fixed In-     & Cox       & Cox      New York    Capital    Templeton       AFLAC
                             Advantage   come Secu-   Balanced     Stock       Venture   Opportuni-   Foreign    Incorporated
                             Money Fnd   rities Fnd     Fund        Fund        Fund     ties Fund      Fund     Common Stock
                             ----------  ----------  ----------  ----------  ----------  ----------  ----------  ------------
Contributions:
  Participant with-
   holdings                 $   210,597 $    68,373 $   371,717 $   535,040 $   445,964 $   483,448 $   101,199 $  1,366,698
  Participant transfers
   from other plans               7,840         427      22,220      15,602      32,375      14,377       2,709       37,912
  Employer matching              83,980      28,209     149,617     221,192     181,934     196,460      41,115      574,149
Interest and dividend
 income                         115,212      26,019     282,041     520,241     176,872         204      54,242      167,225
Net realized gains on
 sale of investments                  -       2,208     211,598     650,251     228,765       5,237      15,065    3,480,731
Change in net unrealized
 appreciation (depre-
 ciation) on investments              -       7,554     215,516     715,181     535,151     192,466     (38,707)    (379,268)
Transfer of Broadcast
 Division Plan assets          (680,125)   (136,198) (1,606,597) (2,938,368) (1,071,695)   (564,851)   (187,002)  (3,172,665)
Transfers                     2,589,145     474,215   3,854,490   7,334,242   3,656,712   2,556,488     570,935     (217,361)
Distributions to
 participants                  (397,311)    (55,341)   (318,224)   (615,413)   (297,525)    (54,403)    (11,801)  (1,404,096)
Forfeitures                     (71,668)        (64)     (3,506)     (9,189)     (4,422)     (4,865)       (345)     (14,645)
Participant notes receivable:
  New loans                     (67,364)    (15,719)   (107,068)   (139,425)    (92,856)    (62,256)    (18,506)    (553,978)
  Loan payments                   8,055       3,562      21,707      18,948      12,285      14,880       1,785       75,865
                             ----------  ----------  ----------  ----------  ----------  ----------  ----------  -----------
    Net change                1,798,361     403,245   3,093,511   6,308,302   3,803,560   2,777,185     530,689      (39,433)
Net assets available
 for plan benefits at
 beginning of year                    -           -           -           -           -           -           -   15,845,102
                             ----------  ----------  ----------  ----------  ----------  ----------  ----------  -----------
Net assets available
 for plan benefits at
 end of year                $ 1,798,361 $   403,245 $ 3,093,511 $ 6,308,302 $ 3,803,560 $ 2,777,185 $   530,689  $15,805,669
                             ==========  ==========  ==========  ==========  ==========  ==========  ==========  ===========
    (Continued on following page)
                                                                       13

                                                  AFLAC INCORPORATED 401(k) PLAN
                                                   Notes to Financial Statements

                      Changes in Net Assets Available for Plan Benefits, Investment Fund Information (continued)
                                                   Year Ended December 31, 1997
                              Partici-            GIC
                              pant Notes        Income         American       Washington       Fidelity
                              Receivable        Fund 4         Balanced         Mutual         Magellan          Totals
                              ----------      ----------      ----------      ----------      ----------      -----------
Contributions:
  Participant with-
   holdings                  $         -     $         -     $         -     $         -     $         -     $  3,583,036
  Participant transfers
   from other plans                    -               -               -               -               -          133,462
  Employer matching                    -          59,875               -               -               -        1,536,531
Interest and dividend
 income                           43,328           5,655               -               -               -        1,391,039
Net realized gains on
 sale of investments                   -               -         578,509       2,560,826         590,291        8,323,481
Change in net unrealized
 appreciation (depre-
 ciation) on investments               -               -        (452,725)     (2,144,200)       (426,133)      (1,775,165)
Transfer of Broadcast
 Division Plan assets                  -               -               -               -               -      (10,357,501)
Transfers                              -      (3,259,397)     (4,128,191)     (9,288,174)     (4,143,104)               -
Distributions to
 participants                    (18,633)          8,600          10,766          21,574          16,755       (3,115,052)
Forfeitures                          (67)              -               -               -               -         (108,771)
Participant notes receivable:
  New loans                    1,057,172               -               -               -               -                -
  Loan payments                 (157,087)              -               -               -               -                -
                              ----------      ----------      ----------      ----------      ----------      -----------
    Net change                   924,713      (3,185,267)     (3,991,641)     (8,849,974)     (3,962,191)        (388,940)
Net assets available
 for plan benefits at
 beginning of year                     -       3,185,267       3,991,641       8,849,974       3,962,191       35,834,175
                              ----------      ----------      ----------      ----------      ----------      -----------
Net assets available
 for plan benefits at
 end of year                 $   924,713     $         -     $         -     $         -     $         -     $ 35,445,235
                              ==========      ==========      ==========      ==========      ==========      ===========
                                                               14

(6)  SUBSEQUENT EVENTS

	Effective January 1, 1999, the Plan was amended to change the name of the Plan to the AFLAC Incorporated 401(k) Savings and Profit Sharing Plan.
In addition, the Plan was amended to provide additional deferral options for employee profit sharing bonuses and to lower the retirement age from 60 years to 59 1/2 years. These changes are not expected to alter the qualified status of the Plan.

(7)  YEAR 2000 (unaudited)

	The Company has received Year 2000 Disclosures from the plan administrator and trustee. They have indicated that they are currently in the remediation and testing phase of their Year 2000 readiness plans with testing to continue through the third quarter of 1999. In addition, they are in the process of developing and refining contingency plans for their business systems and processes. The Company will continue to monitor their progress and is attempting to set up data exchange tests for later in 1999.

	Due to the uncertainty of potential year 2000 problems which are outside the scope of the Company's control, such as public utilities, financial institutions, governmental functions, and various other vendors on which the Company relies, the Company is unable to reasonably predict the possible exposure and impact of year 2000 failure on the plan.

                                                              Schedule 1

                        AFLAC INCORPORATED 401(k) PLAN

         Item 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1998


  Description                  Shares/Units       Cost       Current Value
---------------                ------------     --------     -------------

Money Market Funds
------------------
Schwab Institutional
  Advantage Money Fund           2,024,987    $ 2,024,987    $ 2,024,987
                                               ----------     ----------


Mutual Funds
------------
Columbia Fixed Income
  Securities Fund                   40,700        543,210        546,197
Davis New York Venture Fund        190,471      3,873,213      4,770,025
Dodge & Cox Balanced Fund           53,976      3,426,494      3,520,134
Dodge & Cox Stock Fund              73,467      6,310,617      6,662,405
Stein Roe Capital
  Opportunities Fund               102,672      2,892,492      3,015,186
Templeton Foreign Fund              75,014        763,959        629,365
                                               ----------     ----------
     Total Mutual Funds                        17,809,985     19,143,312
                                               ----------     ----------

Common Stock
------------
  AFLAC Incorporated*              664,390     11,266,152     29,150,111

Participant notes receivable     1,799,636      1,799,636      1,799,636
                                               ----------     ----------



Total Investments                             $32,900,760    $52,118,046
                                               ==========     ==========



* Indicates party-in-interest per Erisa Section 406.

                                                                                                             Schedule 2
                                                 AFLAC INCORPORATED 401(k) PLAN

                                        Item 27d - Schedule of Reportable Transactions

                                                  Year Ended December 31, 1998
                                                                                           Current Value
                                              Purchase       Selling                         of Asset on             Net
       Description                              Price         Price           Cost        Transaction Date      Gain/(Loss)
     ---------------                         ----------     ----------     ----------     ----------------      -----------
Purchases:
  AFLAC Incorporated Common Stock*          $ 4,468,549    $         -    $ 4,468,549       $ 4,468,549        $         -
  Schwab Institutional Advantage
    Money Fund                                1,106,496              -      1,106,496         1,106,496                  -
  Columbia Fixed Income Securities Fund         345,508              -        345,508           345,508                  -
  Dodge & Cox Balanced Fund                   1,152,602              -      1,152,602         1,152,602                  -
  Dodge & Cox Stock Fund                      1,625,221              -      1,625,221         1,625,221                  -
  Davis New York Venture Fund                 1,412,961              -      1,412,961         1,412,961                  -
  Stein Roe Capital Opportunities Fund          897,273              -        897,273           897,273                  -
  Templeton Foreign Fund                        318,892              -        318,892           318,892                  -

Sales:
  AFLAC Incorporated Common Stock*                    -      3,019,025      1,497,468         3,019,025          1,521,557
  Schwab Institutional Advantage
    Money Fund                                        -        862,625        862,625           862,625                  -
  Columbia Fixed Income Securities Fund               -        189,699        186,922           189,699              2,777
  Dodge & Cox Balanced Fund                           -        592,452        557,056           592,452             35,396
  Dodge & Cox Stock Fund                              -        928,864        847,648           928,864             81,216
  Davis New York Venture Fund                         -        877,467        751,439           877,467            126,028
  Stein Roe Capital Opportunities Fund                -        572,382        523,707           572,382             48,675
  Templeton Foreign Fund                              -        107,124        113,749           107,124             (6,625)


* Indicates party-in-interest per Erisa Section 406.







                                                               17